Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related Prospectus of Juniper Networks, Inc. for the registration of common stock, preferred stock, depository shares, warrants, debt securities and units and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedules of Juniper Networks, Inc., and the effectiveness of internal control over financial reporting of Juniper Networks, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Jose, California
August 6, 2010